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1(415) 856-7007 davidhearth@paulhastings.com

July 22, 2020

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Mr. Raymond Be
Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentleman:

On behalf of the above-named registrant (the "Registrant"), we provide the responses set forth below to the comments given orally by Mr. Raymond Be of the staff of the Securities and Exchange Commission (the "Staff") on February 11, 2020, with respect to the Registrant's Post-Effective Amendment No. 89 (the "Amendment"), which contained proposed disclosure related to a new series of the Registrant, designated the PartnerSelect SBH Focused Small Value Fund (the "Fund").

The Staff's comments are set forth below in bold typeface for your reference. Page references in the text of this response letter correspond to page numbers from the Amendment. Revised disclosure intended to address these comments is included in a further post-effective amendment to be filed on or about the same date as this response letter. As requested by the Staff, to the extent that a comment about the Fund applies to other sections of the Amendment, we have applied that comment to each applicable section. The Registrant acknowledges the Staff's standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant in preparing and submitting this response letter.

* * * * * *

The Registrant's responses to the Staff's comments are as follows:

1.As a preliminary matter, please include your responses to the Staff's comments in a comment response letter that is filed at least five days before the filing of the revised post-effective amendment. Please also provide via email redlines showing the revisions made in response to Staff's comments.

Comment accepted. The Registrant has provided Mr. Be with drafts of this response letter and the revised Post-Effective Amendment No. 98 and has received his authorization to file both simultaneously.

Prospectus (Summary Section)

2.Footnote 2 to the Fund's Fees and Expenses table is extremely long and difficult to understand. That footnote appears to reference two separate agreements, and the relationship between the two is not entirely apparent. Please re-word the footnote so that its meaning is clearer and easier to understand.

Comment accepted. The Registrant has split Footnote 2 into Footnotes 2 and 3 and revised the disclosure as follows:

(2)Litman Gregory Fund Advisors, LLC ("Litman Gregory"), the advisor to the Fund, has contractually agreed to limit the Fund's operating expenses (~~including management fees payable to Litman Gregory but~~ excluding any taxes, interest, brokerage commissions~~, expenses incurred in connection with any merger or reorganization~~, borrowing costs ~~(including commitment fees)~~, dividend expenses, acquired fund fees and expenses, if any, and extraordinary expenses such as but not limited to litigation costs) through April 30, 2022 ~~(unless otherwise sooner terminated)~~ to an annual rate of 1.15% for the Institutional Class (the "Operating Expense Limitation"). ~~Because operating expenses do not include dividend and interest expense, which fluctuates depending on the portfolio composition, the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement disclosed in this table may exceed the Operating~~ Expense Limitation. This agreement may be renewed for additional periods not exceeding one (1) year and may be terminated by the Board of Trustees (the "Board") of Litman Gregory Funds Trust (the "Trust") upon sixty (60) days' written notice to Litman

Gregory. Litman Gregory may also decline to renew this agreement by written notice to the Trust at least thirty (30) days before the renewal date. Any fee waiver or expense reimbursement made by Litman Gregory pursuant to this agreement is subject to the repayment by the Fund only within three (3) years of the date such amounts were waived or reimbursed, provided that the repayment does not cause the Fund's annual expense ratio to exceed the lesser of (i) the expense limitation applicable at the time of that fee waiver and/or expense reimbursement or (ii) the expense limitation in effect at the time of repayment, and the repayment is approved by the Board.

(3)Litman Gregory has contractually agreed through April 30, 2022, to waive a portion of its advisory fees so that after paying all of the sub-advisory fees, the net advisory fee as a percentage of the Fund's daily net assets retained by Litman Gregory is

1.15%. This agreement may be terminated at any time by the Board of the Trust upon sixty (60) days' written notice to Litman Gregory, and Litman Gregory may decline to renew this agreement at its expiration on April 30, 2022 by written notice to the Trust at least thirty (30) days before the agreement's annual expiration date. While Litman

Gregory has waived its right to receive reimbursement of the portion of its advisory fees waived pursuant to this agreement, Litman Gregory may be reimbursed for non-advisory related expenses.

3.In the first paragraph in the "Principal Strategies" section, please clarify the meaning of market cycle.

Comment accepted. The Registrant has added the following disclosure to the end of the first paragraph under "Principal Strategies":

Litman Gregory defines a "market cycle" as the movement from a period of increasing prices and strong performance, or bull market, through a period of weak performance and falling prices, or bear market, and back again to new strength. A full market cycle is usually three to five years, but can vary considerably.

4.In the first paragraph of the "Principal Strategies" section, please clarify the meaning of "skilled stock pickers" in plain English and explain the role of those individuals with respect to the Fund. Please also further describe in plain English the phrase "within their more diversified portfolios" and clarify how those more diversified portfolios relate to the Fund.

Comment accepted. The Registrant responds by revising that paragraph as follows:

Litman Gregory Fund Advisors, LLC, the advisor to the Fund, believes that it is possible to identify investment managers to serve as sub-advisors who, over a market cycle, have a greater potential to deliver superior returns for a Fund relative to their peer groups. Litman Gregory also believes it can identify sub-advisors whose portfolio managers are skilled stock pickers and who, within ~~their more diversified~~ the investment portfolios they manage separately from the Fund (their "proprietary funds"), have higher confidence in the return potential of some stocks than others. Litman Gregory believes a portfolio comprised only of these portfolio managers' "higher confidence" stocks should outperform their ~~more diversified portfolios~~ proprietary funds over a market cycle.

5.In the "Principal Strategies" section, please briefly explain the meaning of emerging markets.

Comment accepted. The Registrant responds by adding the following disclosure:

The manager may invest up to 15% of the Fund's net assets in the securities of foreign companies, including those located in emerging markets. Litman Gregory defines an emerging market country as any country that is included in the MSCI Emerging Markets Index.

6.The "Principal Strategies" section includes a description of the market capitalizations of companies in the Russell 2000 Index that discloses conflicting capitalizations with respect to the largest company in that Index, first stating a market capitalization of $25.5 billion and next stating $8.7 billion. Please revise this disclosure to provide accurate market capitalizations.

Comment accepted. The Registrant has revised that disclosure as follows:

Litman Gregory defines a "small company" as one whose market capitalization falls below the market capitalization of the largest company in the Russell 2000® Index, which, as of ~~December 31, 2019~~June 30, 2020, was $~~[25.5]~~5.8 billion. The Russell 2000® Index measures the performance of 2,000 small-sized companies with market capitalizations averaging $~~[5.4]~~2.1 billion as of ~~December 31, 2019~~June 30, 2020. ~~As of December 31, 2019, the largest company in the Russell 2000® Index had a market capitalization of $[8.7] billion.~~

7.The "Description of Principal Investment Risks" section includes a risk factor relating to the technology sector. To the extent that the Fund will be investing in a particular sector or industry as a principal strategy, please also discuss investments in that sector or industry under the "Principal Strategies" section.

Comment accepted. In the Registrant's experience, the principal investment strategies described create the potential for concentration from time to time in one or more sectors as a by-product of executing those strategies rather than as a separate strategy. Sector concentration would not involve the same narrow focus as an industry concentration and, therefore, is more likely to occur. The Registrant will amend the disclosure of the principal investment strategies to state that concentration in the technology sector may occur from time to time as a result of the implementation of the investment strategy by the investment adviser.

Prospectus (Fund Management and Investment Style)

8.The disclosure regarding the Small Cap Value Composite on page 11 states that

"[t]he net of fees composite returns are net of management fees, trading commissions, and transaction costs". Please revise this sentence to confirm that composite returns are net of all actual fees and expenses including sales loads, and state that to the extent that fees of the composite will be lower than those of the Fund, the Fund would have lower performance results than those shown for the composite.

Comment accepted. The Registrant has revised that disclosure accordingly.

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Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

PAUL HASTINGS LLP

cc:Litman Gregory Fund Advisors, LLC

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